Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

February 7, 2018

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Era Anagnosti

Re:	Cadence Bancorporation (the “Company”)
Registration Statement on Form S-1 (File No. 333-222824)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness of 4:30 pm New York City time on February 8, 2018, or as soon thereafter as practicable; provided, that we respectfully request that the Commission does not declare the Registration Statement effective until it receives telephonic or e-mail confirmation from the Company on such date.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act, please be advised that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus. The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Erich Bluhm
Name: Erich Bluhm
Title: Managing Director

[Cadence Bancorporation—Signature Page to Underwriter Acceleration Request]

J.P. MORGAN SECURITIES LLC

By:	/s/ Alaoui Zenere
Name: Alaoui Zenere
Title: Vice President

[Cadence Bancorporation—Signature Page to Underwriter Acceleration Request]